

February 2, 2015

<u>Via E-mail</u>
Mr. Torgrim Reitan
Executive Vice President and Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

      Re: Statoil ASA
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 21, 2014
             File No. 001-15200

Dear Mr. Reitan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director